EXHIBIT 6.15

1 Venture, Suite 150, Irvine, CA 92618 Tel (888) 798-9100 www.shiftpixy.com

February 22, 2017

Stephen P. DeSantis

1 Scarlet Maple Drive

Ladera Ranch, CA 92694

RE:	Offer of Employment

Dear Stephen:

ShiftPixy, Inc., a Wyoming corporation, is pleased to offer you the position of Chief Financial Officer. The following provisions outline the terms of our employment offer to you, should you accept.

Your first day of hire will be targeted for Wednesday, March 1, 2017. We understand that you may need to give your current employer notice, which may cause a slightly later start date. Your pay will begin effective with the start date of your employment.

As Chief Financial Officer, you will be reporting directly to me as Chief Executive Officer. Your home base will be in our corporate office in Irvine, California. Your beginning salary will be $16,666.67 per month, paid on a semi-monthly basis ($8,333.33 per pay period.) This is a full-time, exempt position, and you will not be entitled to overtime.

Pay Periods at ShiftPixy are (1) the 1st to the 15th of each month; and (2) the 16th to the last day of each month. Paychecks are provided on the 5th and 20th of each month. If a scheduled payday falls on a weekend or holiday, you will be paid on the last day worked before the weekend or holiday.

After the first 60 days of employment, you will be eligible for paid holidays and paid time off. During your first year of employment, you will accrue 4 weeks of paid time off. The first week can be taken after 6 months of continuous employment.

In addition, you will become eligible for additional employee benefits (unless you waive such benefits) as specified in your employee handbook on the first day of the month following 60 days of employment. You will be eligible for the standard ShiftPixy employee benefits, which include: medical, dental, vision, prescription package, long-term disability insurance, group life insurance, and 401(k). ShiftPixy currently pays 100% of all medical, dental and vision insurance and 100% of any Buy Up Plans and dependent coverage. All plan benefits as offered are subject to the terms, conditions and limitations of such plans.

ShiftPixy reimburses its employees for reasonable out of pocket expenses incurred in the course and scope of employment, such as for travel, etc., performed on behalf of the company. In addition, you will also be reimbursed for reasonable out-of-pocket expenses incurred in maintaining your California CPA license and related dues. Any significant expenses would need to be preapproved by the CEO.

Offer of Employment
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Subject to approval of the ShiftPixy’s Board of Directors and/or its Compensation Committee, as applicable, and following the adoption by the Company of an employee equity incentive plan, you will be granted an option to purchase shares of the Company’s common stock. The grant of such options and the options themselves will be subject to the terms, conditions and limitations the Company’s Employee Stock Option Plan, including the constraints imposed by the Board of Directors.

As a ShiftPixy employee, you will be required to sign an acknowledgement that you have read and understand the company rules and regulations as described in the company handbook and that you intend to abide by these rules and regulations. You will also be required to sign a confidentiality agreement. You will also be required to submit satisfactory documentation regarding your identification and right to work in the United States no later than three (3) days after your newly assigned position begins.

This offer is contingent on the completion of reference checks, verification of employment information, and background checks including drug, criminal and credit investigations. In this regard, we require that the reference checks, verification of employment information, background checks including drug, criminal and credit investigations are generally positive in substance. In this regard, we note that all checks completed to date have yielded satisfactory results.

This is a conditional offer based on the assumption that no false information has been disclosed and approval of all background checks including drug, criminal and credit investigations are positive. This offer can be revoked at any time upon receiving information detrimental to the success of this position.

While we want to start out on a positive note, it is important to understand that our company is an “at will” employer. We believe it is also important to be aware that either of us may terminate our employment arrangement at any time. This mutual termination of employment arrangement will supersede all previous written and oral communication with you and can be modified only by written agreement signed by all parties.

If you wish to accept employment with ShiftPixy under the terms as set forth above, please sign and date this letter and return to me via e-mail by close of business day on Friday, February 24,

2017.

I look forward to your favorable reply and to a productive and exciting long-term working relationship.

Sincerely,

Approved and Accepted:

Scott W. Absher
CEO	Stephen P. DeSantis

Date

Offer of Employment

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